

November 12, 2014

Via E-mail
Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed November 4, 2014**
> **File No. 000-55235**

Dear Mr. O'Dowd:

We have reviewed your response letter and the amendment to your filing, and we have the following comments.

General

1.   Given that the written acknowledgement you provided in response to comment one of our letter dated October 14, 2014 references specific amendment numbers, you will need to submit another written acknowledgement if you file another amendment. Please note that the written acknowledgement does not need to refer to the specific amendment numbers and can refer to the filings generally.

Amendment No. 3 to Registration Statement on Form 10

Management's Discussion and Analysis . . . , page 8

Fiscal Year Ended December 31, 2013 . . . , page 12

Statements of Cash Flows, page 13

2.   We note your response to comment 16 of our letter dated October 14, 2014. In your response, you stated that you eliminated those portions of the supplier lines of credit discussion that were either immaterial and/or confusing. Please tell us supplementally why you believe your supplier lines of credit are immaterial. In your discussion, please address your statement that the changes in your major supplier programs decreased the use of your working capital for materials. Please also address your deleted statement that your supplier lines of credit significantly increase your ability to make larger sales and take on multiple projects without using available capital for products. If your supplier

lines of credit are a material source of your liquidity, please disclose the limits of such lines of credit.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Brian P. Simon, Esq. (*via e-mail*)
       Law Office of Brian P. Simon